RECEIVED

2008 OCT 27 A 6:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office :
Virginia House
37, J. L. Nehru Road, Kolkata-700071 India
Telephone : 91 33 22889371
Fax : 91 33 22881256/2256/2259/2260

20th October, 2008

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

08005564

Dear Sirs,

Shareholding Pattern as on Quarter ended 30th September, 2008

We enclose the Company's Shareholding Pattern as on quarter ended 30th September, 2008 in the prescribed format, in terms of the requirement of Clause 35 of the Listing Agreement.

The said Shareholding Pattern is also being posted on the Corporate Filing and Dissemination System (CFDS) in terms of Clause 52 of the Listing Agreement.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

PROCESSED
OCT 27 2008
THOMSON REUTERS

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

(I)(a) **Statement showing Shareholding Pattern**

Name of the Company : ITC Limited	
Scrip Code : NSE Code - ITC BSE Code - 500875 CSE Code - 10000018	Quarter ended : 30th September, 2008

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals / Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	0	0	0	0.00	0.00
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(1)	**0**	**0**	**0**	**0.00**	**0.00**
(2)	**Foreign**					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
(B)	**Public shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds / UTI	230	559929949	559657129	14.95	14.85
(b)	Financial Institutions / Banks	156	4032341	3627686	0.11	0.11
(c)	Central Government / State Government(s)	1	700840	700840	0.02	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	22	875060211	869680656	23.36	23.21
(f)	Foreign Institutional Investors	517	509455494	509267514	13.60	13.51
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (B)(1)	**926**	**1949178835**	**1942933825**	**52.04**	**51.70**

ITC Limited, Nehru Road, Kolkata

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(2)	**Non-Institutions**					
(a)	Bodies Corporate	3424	102833301	101744451	2.75	2.73
(b)	Individuals -					
	(i) Individual shareholders holding nominal share capital up to Rs. 1 lakh.	365547	415535726	308420945	11.09	11.02
	(ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	179	41956712	34794152	1.12	1.11
(c)	Any Other :					
	(i) NRIs	5697	22208163	14364373	0.59	0.59
	(ii) Foreign Companies	7	1206921227	383177	32.22	32.01
	(iii) Foreign Nationals	6	231010	8890	0.01	0.01
	(iv) Trust	47	1510183	1510183	0.04	0.04
	(v) Clearing Members	633	5230071	5230071	0.14	0.14
	Sub-Total (B)(2)	**375540**	**1796426393**	**466456242**	**47.96**	**47.65**
	Total Public Shareholding (B) = (B)(1) + (B)(2)	**376466**	**3745605228**	**2409390067**	**100.00**	**99.35**
	TOTAL (A) + (B)	**376466**	**3745605228**	**2409390067**	**100.00**	**99.35**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	2	24559382	24541382	-	0.65
	GRAND TOTAL (A) + (B) + (C)	**376468**	**3770164610**	**2433931449**	-	**100.00**

ITC Limited Nehru Road, Kolkata-1

(I)(b) Statement showing Shareholding of persons belonging to the category " Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	Nil	Nil
	Total	**Nil**	**Nil**

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	Tobacco Manufacturers (India) Limited	992782440	26.33
2	Life Insurance Corporation of India *(see Note 2)*	539629296	14.31
3	Unit Trust of India *(see Note 2)*	448629851	11.90
4	Myddleton Investment Co. Ltd	162103980	4.30
5	The New India Assurance Company Limited	89056835	2.36
6	General Insurance Corporation of India	75027397	1.99
7	The Oriental Insurance Company Limited	72935780	1.94
8	National Insurance Company Limited	66461110	1.76
9	Rothmans International Enterprises Limited	51651630	1.37
	Total	**2498278319**	**66.26**

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Category of Shareholders (Promoters / Public)	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	Nil	Nil	Nil
	Total	**Nil**	**Nil**	**Nil**

ITC Limited
Nehru Road, Kolkata

(II)(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above}
1	GDRs	24559382	24559382	0.65
	Total	**24559382**	**24559382**	**0.65**

(II)(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs,etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above}
1	Not available *(see Note 3)*	-	-	-
	Total			

Notes:

1 The 'number of shareholders' is based on DP ID & CL ID Nos. (in respect of shares held in dematerialised form) and Account Nos. (in respect of shares held in physical form).

2 The number of shares held by Life Insurance Corporation of India and Unit Trust of India as shown in the statement under 'Public and holding more than 1% of the total number of shares' excludes their respective Mutual Fund holdings.

3 The Company's Depository for the GDRs, Citibank N.A. New York, NY ADR Department, has advised that they are not privy to beneficial owner information and therefore cannot provide the individual holdings of GDR Holders.

ITC Limited Nehru Road, Kolkata

END